CoreSite Realty Corporation
1050 17th Street, Suite 800
Denver, CO 80265
September 20, 2010
VIA EDGAR CORRESPONDENCE
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	CoreSite Realty Corporation Registration Statement on Form S-11 File No. 333-166810
Ladies and Gentlemen:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, CoreSite Realty Corporation (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 PM, Eastern time, on Wednesday, September 22, 2010 or as soon thereafter as practicable.
          In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate your assistance in this matter.

Securities and Exchange Commission

Very truly yours, CoreSite Realty Corporation
By:	/s/ Thomas M. Ray
	Name:	Thomas M. Ray
	Title:	President and Chief Executive Officer

cc:	Patrick H. Shannon of Latham & Watkins, LLP Brandon J. Bortner of Latham & Watkins, LLP